

August 10, 2006

Via U.S. Mail and facsimile at (212-351-6203)

Scott A. Kislin
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Re: Delcath Systems, Inc.
PREC14A filed August 7, 2006
Additional soliciting materials filed August 7, 2006
File No. 1-16133

Dear Mr. Kislin:

We have reviewed your filings and have the following comments.

1.   We note that additional soliciting materials filed on August 7th, 2006 were filed with the EDGAR tag "PRE 14C." Please note that you should have filed the materials under the header tag "DEFA14A." Please utilize appropriate header tags with subsequent filings.

PREC14A filed August 7, 2006

2.   Refer to the statements in your documents that you believe Laddcap's intention is to facilitate a sale of the company to bolster the returns of the hedgefund. It does not appear that you can provide reasonable factual support for this assertion about Laddcapp's state of mind. Please advise or avoid this type of statement in future soliciting materials. Note that adding the phrase "we believe" does not sufficiently address our concerns.

3.   We note your statement that "Laddcap has not disclosed what arrangements, if any, it has with Mr. Foltz." Please note that in the "Participants" section of Laddcapp's PREC14A, Laddcapp states that Mr. Foltz does not have any arrangements regarding future employment or relating to future transactions. Please advise.

* * * *

Please furnish a cover letter with your responses to our comments and provide

August 10, 2006
Page 2

any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person, as appropriate, acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions